Exhibit 99.1

Corporación América Airports S.A. Reports December 2020 Passenger Traffic

Total passenger traffic down 68.8% year-on-year impacted by the COVID-19 pandemic

LUXEMBOURG--(BUSINESS WIRE)--January 12, 2021--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 68.8% year-over-year (YoY) decline in passenger traffic in December 2020.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Dec'20	Dec'19(1)(2)(3)	% Var.	YTD'20(1)(2)	YTD'19(1)(2)(3)	% Var.
Domestic Passengers (thousands)	1,315	4,093	-67.9%	14,448	47,589	-69.6%
International Passengers (thousands)	384	2,193	-82.5%	7,069	28,216	-74.9%
Transit Passengers (thousands)	487	729	-33.1%	3,702	8,353	-55.7%
Total Passengers (thousands)	2,187	7,016	-68.8%	25,218	84,158	-70.0%
Cargo Volume (thousand tons)	25.6	36.4	-29.7%	255.6	424.8	-39.8%
Total Aircraft Movements (thousands)	33.2	71.5	-53.5%	352.9	857.9	-58.9%
(1)

Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)

Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, 280 in December 2019, as well as 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in December 2020 dropped 68.8% YoY, reflecting the continued impact of the Covid-19 pandemic on air travel, although showing a slight sequential improvement from the 77.1% and 80.8% declines reported in November and October, respectively. In most of the countries of operations, certain travel restrictions and requirements are in place and passenger demand remains low. International traffic declined by 82.5% YoY, while domestic traffic dropped 67.9% YoY.

In Argentina, total passenger traffic declined 84.1% YoY, although improving from the 93.0% decline in November. International passenger traffic declined 84.8%, a sequential improvement from the 91.7% decline in November while domestic passenger traffic dropped 84.0% YoY, showing an improvement from the 93.1% drop in November. Moreover, in light of the new COVID-19 strain, the government decided to temporarily suspend the entry of foreigners from neighboring countries starting late December until the end of January.

In Italy, passenger traffic declined 91.4% YoY, with international and domestic traffic down 84.0% and 94.2% YoY, respectively, reflecting the reinstatement of air travel restrictions following a new COVID-19 outbreak in the region, and weak demand during the winter season. Moreover, the Italian government announced new travel restrictions on mid-December to contain the spread of the COVID-19 virus.

In Brazil, total passenger traffic continues to recover, with a 34.1% YoY decline showing a continued sequential improvement from the 41.7% drop in November. Domestic passenger traffic declined 36.2% resulting from a steady recovery in passenger demand, while international traffic dropped 91.8% YoY, mainly driven by low demand.

In Uruguay, borders remain closed to non-resident foreigners, with certain exemptions, and travel demand is still weak resulting in a passenger traffic decline of 88.5% YoY. On December 21, 2020, Uruguay suspended the entrance of all travelers, including Uruguayan citizens, until the end of January, with few exceptions.

In Ecuador, passenger traffic declined 60.8% YoY, improving sequentially from the 66.4% decline observed in November and the 70.3% drop in October.

In Armenia, while air travel bans were lifted during September, certain restrictions still apply and passenger demand remains low resulting in a passenger traffic drop of 70.3% during the month.

Cargo Volume and Aircraft Movements

Cargo volume decreased 29.7% on December 2020, mainly due to declines of 29.5% in Argentina, 38.7% in Brazil and 31.1% in Ecuador.

Aircraft movements declined 53.5% YoY in December 2020, mainly attributed to decreases of 62.9% in Argentina, 28.2% in Brazil, 76.1% in Italy and 33.6% in Ecuador. Aircraft movements also declined 70.1% in Uruguay, 65.2% in Armenia and 42.8% in Peru.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Dec'20 (2)	Dec'19 (1)(2)	% Var.	YTD'20(2)	YTD'19(1)(2)	% Var.
Passenger Traffic (thousands)
Argentina	576	3,614	-84.1%	9,960	43,405	-77.1%
Italy	45	517	-91.4%	1,974	8,239	-76.0%
Brazil	1,161	1,761	-34.1%	9,092	19,059	-52.3%
Uruguay	22	190	-88.5%	610	2,182	-72.1%
Ecuador	149	380	-60.8%	1,549	4,497	-65.6%
Armenia	71	238	-70.3%	826	3,196	-74.1%
Peru	164	316	-48.0%	1,208	3,579	-66.3%
TOTAL	2,187	7,016	-68.8%	25,218	84,158	-70.0%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	13,412	19,011	-29.5%	143,948	227,970	-36.9%
Italy	1,254	1,158	8.3%	13,256	13,192	0.5%
Brazil	5,016	8,180	-38.7%	34,857	91,241	-61.8%
Uruguay	2,186	2,582	-15.3%	28,916	29,132	-0.7%
Ecuador	2,097	3,043	-31.1%	16,842	38,006	-55.7%
Armenia	1,241	1,906	-34.9%	15,731	20,065	-21.6%
Peru	387	509	-23.9%	2,080	5,164	-59.7%
TOTAL	25,593	36,388	-29.7%	255,628	424,769	-39.8%
Aircraft Movements
Argentina	13,682	36,875	-62.9%	155,587	447,247	-65.2%
Italy	1,197	5,016	-76.1%	30,163	78,952	-61.8%
Brazil	10,442	14,541	-28.2%	89,445	161,775	-44.7%
Uruguay	938	3,136	-70.1%	13,045	29,662	-56.0%
Ecuador	4,715	7,101	-33.6%	41,565	82,374	-49.5%
Armenia	780	2,244	-65.2%	10,183	27,430	-62.9%
Peru	1,471	2,572	-42.8%	12,917	30,473	-57.6%
TOTAL	33,225	71,485	-53.5%	352,905	857,913	-58.9%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

Category: Operational Statistic
Source: Corporación América Airports S.A.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411